CF FUND II, LLC
3440 LEHIGH ST. BOX 163
Phone: 484-712-7372

United States Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549
Friday, January 15, 2016

To whom it may Concern:

Please withdraw our SEC Form 1-A submitted on January 5th, 2016 for CF Fund II, LLC (SEC File Number 024-10512).

This filing was disqualified by the commission as the Offering Circular portion was inadvertently Omitted when filed. We subsequently refiled the Form 1-A on January 8th 2016 bearing file number (024-10514).

Should you have any questions please feel free to contact me at 484-712-7372 .

Thank you,

CF Fund II, LLC

/s/ Jeffrey Cella

By: Jeffrey Cella, President of Conquest Funding, Inc.,
a Pennsylvania corporation, Member and Manager of
CF Fund II, LLC, a Pennsylvania limited liability company.

Date: 01-15-2016